Exhibit (a)(5)(L)

TO BE ATTACHED TO AN EMPLOYEE EMAIL AS A PDF, INSERTED IN THE LEADER TOOLKIT AND DISTRIBUTED BROADLY TO EMPLOYEES, AS NECESSARY

Questions Regarding Ipsen Acquisition Project

Additional Questions - As of January 30, 2023

BEFORE THE CLOSE

Q: What is the HR timeline? When are we going to know who is leaving or staying, along with information about retention packages or severance packages?

A: As we learn more about the timelines and processes, we intend to share this information and additional details.

Q: Is there already a known percentage FTE that would integrate into Ipsen?

A: No, there will be an evaluation process to determine who would integrate, and that process is still in development at this time.

Q: Can we schedule periodic check-ins with managers and leadership?

A: We will hold ongoing transaction update meetings with Albireo employees and leadership until close. Additional meetings with managers and leadership will be scheduled as needed as new information becomes available.

Q: Should we work through the goal-setting process?

A: We will be moving forward with a simplified, individual deliverable-setting process as planned. More information about the process will be communicated soon.

Q: How will referral bonuses be handled?

A: All referral bonuses will be paid by the Company, subject to the terms of the applicable programs, for any employee hired through close.

Q: What happens if I decide to exit the Company prior to the acquisition close? Do I need to be actively employed to receive my bonus? Do I forfeit unvested equity if I leave before the deal closes?

A: Any termination of employment that takes place ahead of the deal close will be treated under the standard Albireo termination process and you would not be eligible for a bonus if you leave before the bonus pay dates. Any unvested options and RSUs would be forfeited immediately.

Q: Can we adapt materials sent for other purposes?

A: No. All talking points will be provided by Corporate Affairs. Please connect with Colleen Alabiso for any and all (reactive) talking points – HCPs, Market Access, Patient, etc.

Q: What will be the process to determine who is leaving or staying? What about retention packages or severance packages?

A: Please remember that the transaction remains subject to regulatory approvals, and until the deal closes, the companies operate separately. We expect that for post-closing matters, any evaluation process regarding employees will be initiated by Ipsen with input from the Albireo integration team. Also see the question regarding the CIC Severance Plan described below.

Q: What happens to ESPP contributions that are actively being made (December 1-May 31 ESPP plan period)?

A: If you are currently participating in the ESPP:

•	If closing occurs after the scheduled 5/31/23 purchase date, share purchases will occur on 5/31/23 as usual

•	If closing is expected to occur before the scheduled 5/31/23 purchase date, there will be an early purchase prior to the closing

•	In either event, any shares that are purchased under this final offering period of the ESPP will be treated as all other outstanding shares

Note that you are not permitted to join the ESPP at this time or following this date if you are not already a participant, or to increase your contributions or make any non-payroll contributions to the ESPP.

Q: What is the structure of the 2023 equity grants? What is the vesting schedule?

A: All 2023 equity grants will be in the form of RSUs. If closing occurs, for RSUs granted after January 8, 2023 (including the annual 2023 grants for eligible employees), a portion of the RSUs will accelerate upon the deal close and be paid in cash promptly following closing; the remaining portion will be cancelled and converted into eligibility to receive a cash Retention Bonus, as described below. If you are eligible for a grant in 2023, the details of your grant (including the portion that will accelerate at closing) will be confirmed in your Compensation Statement to be provided in early February.

TREATMENT OF EQUITY AT CLOSING

Q: How does the CVR work? What is the timeline? What are the tax implications?

A: A CVR is a Contingent Value Right. Stockholders receiving a CVR will be eligible to receive a payment of $10 per CVR only if the US FDA approval of Bylvay in Biliary Atresia, as more fully described in the Schedule 14D-9 the Company filed with the SEC on January 23, 2023, is received before December 31, 2027. If this milestone is achieved (under the terms of the applicable transaction document), the CVR will convert to cash ($10 x number of held shares).

If the milestone is not achieved before December 31, 2027, the CVR expires and does not have any value.

For stock options and RSUs (to the extent they are cashed out at closing as previously described), if the milestone is achieved, an amount equal to the CVR (or a different amount if your option had an exercise price between $42 and $52 per share) will be paid out, subject to tax withholding. There is no CVR or equivalent tied to the Retention Bonus.

Q: How long will I need to stay in order to receive my Retention Bonus?

A: If you are eligible for the Retention Bonus related to your 2023 RSUs as described below, it will be paid in cash if you are actively employed on 12/31/23. Some may be eligible for earlier payments for involuntary termination without cause and certain other separations. More details to be provided in February.

Q: How will Equity Awards be treated at the time of close?

A: Stock options and RSUs granted before January 8, 2023 will be accelerated and cashed out, with a payment per share equal to the $42 closing amount (less exercise price for options, but not below zero) paid promptly after closing, subject to tax withholding. Plus the holder will receive one CVR per share, which will entitle the holder to receive $10 per CVR if and only if the milestone is achieved, as described above. (If you hold an option with an exercise price equal to or above $42 per share, you will not receive a payment at closing, but if the milestone is achieved before December 31, 2027, you will be eligible to receive a payment (to the extent the total closing amount plus CVR value (i.e., $52 total) exceeds your per-share exercise price). For RSUs granted after January 8, 2023, a portion will be cashed out at closing as described above, while the remaining portion will be replaced with eligibility to participate in a post-close Retention Bonus program subject to terms that will be provided to you following closing.

Q: Will length of employment impact the equity payouts at the time of close?

A: Equity payouts for options and RSUs depend on the type, amount, exercise price (as applicable), and grant date of the equity award, among other factors. See the description of how equity grants are treated at closing above.

Q: What does it mean that stocks will be tendered and cashed out at close of deal? Will it be handled as standard income or capital gains?

A: If you hold outstanding shares of stock, please see the publicly filed tender offer materials and other publicly filed documents for further information, including a general summary of certain U.S. federal income tax consequences. You should consult with your personal tax advisor for potential tax consequences to you, which may vary depending on when you acquired the shares (e.g., when you previously exercised an option or when your RSUs previously vested) and your personal tax situation. You should consult these publicly filed documents and with your broker regarding whether and how to tender shares if you choose to do so or how to receive payments for shares following closing.

If at closing you hold unexercised options or RSUs, whether vested or unvested, that are accelerated and cashed out (as described above), then for U.S. taxpayers, all such cash payments (including any future CVR payment) will be subject to applicable tax withholding. If you hold unvested RSUs that are cancelled and converted into eligibility to receive a Retention Bonus as described above, any such Retention Bonus will be treated as ordinary income subject to income and payroll tax withholding.

You should consult with your personal tax advisor for more information regarding the potential tax consequences of exercising your previously vested options (if any) as well as any potential payments related to your options, RSUs and CVRs. To the extent your options (whether vested or unvested) are outstanding at closing, you are not required to exercise options to receive the cashout payments described above.

If you are subject to taxation outside of the U.S., you should consult with your own tax advisor.

Q: Will the Sell to Cover continue for RSUs that vest between now and close.

A: Yes. Until close of the merger transaction, all equity will continue to operate under Albireo’s 2018 Equity Plan terms. This means that if your RSUs have a regular vesting date before closing, some of the shares will be sold to cover tax withholding obligations, and the after-tax shares will be issued to you (through your E*TRADE account), as in the normal past process. Note that if your RSUs are scheduled to vest on a date that turns out to be very close to the closing date, you may receive a cash payment (less tax withholding).

Q: Upon close, will a portion of our RSUs be sold to cover taxes under the usual schedule?

A: No.  At the time of close, all outstanding RSUs, with the exception of a portion of 2023 RSU grants that are cancelled and converted into eligibility for a Retention Bonus as previously described, will accelerate, vest and will be cashed out. This means that instead of receiving shares for the portion of your RSUs that vest at closing, you will receive a cash payment equal to $42 for each such RSU plus one CVR for each such RSU, reduced by any applicable tax or similar withholding.

Q: How long will the employees who won’t stay on staff keep their benefits, especially health insurance?

A: In the event that you are impacted by post-closing involuntary reductions in staffing, the Company intends to adopt a Change in Control Severance Plan (“CIC Severance Plan”) if closing occurs that will provide severance benefits for qualifying terminations (such as an involuntary termination without cause) of eligible employees that occur between closing and the first anniversary of closing. This CIC Severance Plan will provide cash severance (based on a number of months of salary based on Company position) and payments to cover a portion of the cost of health insurance (for the same number of months) or continued benefits coverage for certain employees outside of the United States, together with outplacement services, subject to signing a release. For employees outside of the United States, terms may vary depending on local law requirements.

For U.S. employees, if your employment ends, you will receive separate information regarding eligibility for COBRA.

About the Offer

The tender offer for the outstanding shares of common stock of Albireo Pharma, Inc., a Delaware corporation (“Albireo”) referenced in this Q&A commenced on January 23, 2023. This Q&A is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that Ipsen Biopharmaceuticals, Inc. (“Ipsen”), Anemone Acquisition Corp., a wholly owned subsidiary of Ipsen (“Purchaser”), Ipsen Pharma SAS (“Guarantor”) and Ipsen S.A. (“Ipsen SA”) filed or will file with the Securities and Exchange Commission (the “SEC”). On January 23, 2023, Ipsen, Purchaser, Guarantor and Ipsen SA filed with the SEC a tender offer statement on Schedule TO (together with any exhibits and annexes attached thereto, the “Schedule TO”) and thereafter Albireo Pharma, Inc. filed a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”) with the SEC with respect to the tender offer. Stockholders are able to obtain a free copy of these materials and other documents filed by Ipsen, Purchaser, Guarantor, Ipsen SA and Albireo with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) may also be obtained for free by contacting the information agent for the tender offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ALBIREO’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ALBIREO’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

The tender offer materials, the Schedule TO and the Schedule 14D-9 may be obtained for free by contacting Ipsen or Albireo. Copies of the documents filed with the SEC by Albireo will be available free of charge on Albireo’s internet website at www.albireopharma.com or by contacting Albireo’s Investor Relations Department at 857 254-5555.

Additional Information

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Schedule 14D-9, Albireo files annual, quarterly and current reports and other information with the SEC. Albireo’s filings with the SEC are available to the public from the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

Statements contained in or incorporated by reference into this Q&A regarding management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects, the tender offer, the merger and related transactions are forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “planned,” “continue,” “guidance,” or the negative of these terms or other similar expressions. Forward-looking statements may include statements, other than statements of historical fact, regarding, among other things: Albireo’s commercialization plans; the plans for, or progress, scope, cost, initiation, duration, enrollment, results or timing for availability of results of, development of Bylvay, A3907, A2342 or any other Albireo product candidate or program; the target indication(s) for development or approval; potential regulatory approval and plans for potential commercialization of Bylvay in biliary atresia or ALGS or in additional countries, or Albireo’s other product candidates; the timing for initiation or completion of or availability or reporting of results from any clinical trial; the potential benefits or competitive position of Albireo or any other Albireo product candidate or program or the commercial opportunity in any target indication; Albireo’s plans, expectations or future operations, financial position, revenues, costs or expenses; statements regarding the expected timing of the completion of the transactions contemplated by the merger agreement; statements regarding the ability to complete the transactions contemplated by the merger agreement considering the various closing conditions; the projected financial information; and any statements regarding assumptions underlying any of the foregoing. Although Albireo’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Albireo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, (i) uncertainties as to the timing of the transactions contemplated by the merger agreement; (ii) the risk that the transactions contemplated by the merger agreement may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of Albireo’s stockholders tendering their Shares in the Offer; (iv) the possibility that competing offers for Albireo may be made; (v) the possibility that any or all of the various conditions to the consummation of the transactions contemplated by the merger agreement may not be satisfied or waived, including the failure to receive any required regulatory approvals (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances which would require Albireo to pay a termination fee; (vii) the risk that the milestone specified in the CVR agreement is not achieved; (viii) the effect of the announcement or pendency of the transactions contemplated by the merger agreement on Albireo’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its business generally; (ix) risks related to diverting management’s attention from Albireo’s ongoing business operations; (x) the risk that stockholder litigation in connection with the transactions contemplated by the merger agreement may result in significant costs of defense, indemnification and liability; as well as (xi) risks and uncertainties pertaining to Albireo’s business, including those detailed under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Albireo’s annual report on Form 10-K for the year ended December 31, 2021, quarterly reports on Form 10-Q and current reports on Form 8-K filed with the U.S. Securities and Exchange Commission (SEC), such as the risk that the regulatory filings made for Bylvay in patients with ALGS will not be approved by the FDA and European Medicines Agency (“EMA”) and on the timelines Albireo anticipates; the risk that the FDA and EMA will not complete their respective reviews within target timelines, once determined; the risk that the FDA and EMA will require additional information, the risk that we will not be able to provide in a timely manner any additional information that the FDA and EMA request, and the risk that such additional information will not be satisfactory to the FDA and EMA; the risk that Bylvay will not be commercially successful; the risk that we may encounter issues, delays or other challenges in commercializing Bylvay; the risk that Bylvay does not receive acceptance from patients and physicians for its approved indication; the risk of challenges associated with execution of Albireo’s sales activities, which in each case could limit the potential of its product; the risk of challenges associated with supply and distribution activities, which in each case could limit Albireo’s sales and the availability of its product; the risk of potential negative impacts of the COVID-19 pandemic, including on manufacturing, supply, conduct or initiation of clinical trials, or other aspects of our business; the risk that favorable findings from clinical trials of Bylvay to date, including findings in PFIC, ALGS and other indications, will not be predictive of results from other clinical trials of Bylvay; the risk that Bylvay will not be approved in jurisdictions or for indications beyond the jurisdictions in which or indications (such as biliary atresia or ALGS) for which Bylvay is currently approved; the risk that Albireo’s other product candidates will not be approved; the risk that estimates of the addressable patient population for target indications may prove to be incorrect; the outcome and interpretation by regulatory authorities of the ongoing third-party study pooling and analyzing of long-term PFIC patient data; the timing for initiation or completion of, or for availability of data from, clinical trials of Bylvay, including BOLD, and the Phase 2 clinical trial of A3907, and the outcomes of such trials; Albireo’s ability to obtain coverage, pricing or reimbursement for approved products in the United States or Europe; delays or other challenges in the recruitment of patients for, or the conduct of, Albireo’s clinical trials; any repurchase by Albireo of Sagard’s interest in the royalty interest payments under our royalty monetization agreement with Sagard could materially impact our financial condition; and Albireo’s critical accounting policies. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, none of Albireo, Ipsen or any of their respective affiliates undertakes any obligation to update or revise any forward-looking information or statements.